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                         [GREAT LAKES POWER INC. LOGO]

                        ANNUAL FILING OF REPORTING ISSUER
                                    (FORM 28)

                                 APRIL 30, 2001
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                        ANNUAL FILING OF REPORTING ISSUER

                                    (FORM 28)

NAME OF REPORTING ISSUER

Great Lakes Power Inc. (the "Corporation").


JURISDICTION UNDER WHICH INCORPORATED, ORGANIZED OR CONTINUED

The Corporation was formed under the laws of Ontario by Articles of Amalgamation dated March 2, 2001 through the amalgamation of Great Lakes Power Inc., a public company continued in Ontario (the "Predecessor Company") and 1458103 Ontario Limited, a private subsidiary of Brascan Corporation ("Brascan"). This is the initial filing of the Corporation.

FINANCIAL YEAR END

December 31.


VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of April 30, 2001, the Corporation had outstanding 101,383,135 fully paid and non-assessable Common Shares ("Shares"). Each holder of Shares, at a meeting of the Shareholders, is entitled to one vote for each Share.

To the knowledge of the directors and officers of the Corporation, the only persons who or corporations which beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to shares of the Corporation, the approximate number of the shares so owned, controlled or directed by each, and the percentages of voting shares of the Corporation represented by such shares are:

                                         Number of       Approximate Percentage
Name                                   Common Shares         of Common Shares
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
Brascan Corporation ("Brascan")          84,383,135              83.2%
(including private subsidiaries)
Toronto, Ontario
--------------------------------------------------------------------------------
GLP NT Corporation ("GLP NT")            17,000,000              16.8%
(including private subsidiaries)
Toronto, Ontario
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

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                                                  ANNUAL REPORTING ISSUER FORM 1
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Brascan is a public company which operates in the property, natural resources, energy and financial services sectors. Brascan's Class A Limited Voting Shares are listed on the Toronto, New York and Brussels stock exchanges.

GLP NT is an investment holding company whose major asset is its indirect shareholding in the Corporation. Its Class A non-voting retractable shares are listed on The Toronto Stock Exchange. The Corporation is advised that Brascan and its affiliates own 74.5% of the Class A shares of GLP NT.

DIRECTORS

The following table sets out the names of the directors of the Corporation as at April 30, 2001, along with all major positions and offices in the Corporation or its major affiliates held by each of them, their principal occupation or employment and the year in which they were first elected as a director of the Corporation or the Predecessor Company. As of April 30, 2001, none of the directors listed below owned, directly or indirectly, any of the Common Shares of the Corporation.

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Name, Municipality of Residence,                                     Year Became
Office and Principal Occupation                                        Director
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
JOHN E. BAHEN, Surrey, England                                          1997
Corporate Director
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ALEX G. BALOGH, Toronto, Ontario                                        1998
Chairman of the Board of Falconbridge Limited,
a natural resources company
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JACK L. COCKWELL, Toronto, Ontario                                      1980
President, Chief Executive Officer and director of Brascan, a property, natural resources, energy and financial services company
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RONALD J. DANIELS, Toronto, Ontario                                     2000
Dean, Faculty of Law, University of Toronto
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ROBERT A. DUNFORD, Aurora, Ontario                                      1980
Group Chairman, Energy Operations of Brascan
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HARRY A. GOLDGUT, Thornhill, Ontario                                    1997
President and Chief Operating Officer of the Corporation; and
Senior Vice-President and General Counsel of Brascan
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EDWARD C. KRESS, Toronto, Ontario                                       1991
Chairman and Chief Executive Officer of the Corporation; and
Executive Vice-President of Brascan
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ALLEN T. LAMBERT, O.C., Toronto, Ontario                                1980
Group Chairman, Financial Services and a director of Brascan
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SIDNEY A. LINDSAY(a)(b), Toronto, Ontario                               1991
President of Lindsay Consultants, a financial consulting firm
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GEORGE S. TAYLOR(a)(b), St. Mary's, Ontario                             1984
Corporate Director and a director of Brascan
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

(a)  Member of the Audit Committee

(b)  Member of the Corporate Governance Committee


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2 GREAT LAKES POWER INC.
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All of the persons named in the above table were appointed members of the board of directors of the Corporation on March 2, 2001. Each director holds office until the next annual meeting of shareholders of the Corporation or until a successor is appointed.

EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The senior management of the Corporation, as at April 30, 2001, consists of five executive officers: Edward C. Kress, Chairman and Chief Executive Officer; Harry
A. Goldgut, President and Chief Operating Officer; Richard J. Legault, Executive Vice President; Michael R. McEwen, Senior Vice-President, Operations; and Colin
L. Clark, Vice-President, Power Development (collectively, the "Named Executive Officers"). Messrs. Kress and Goldgut are also employees of Brascan and are remunerated by that company. Mr. Legault is employed by a subsidiary of the Corporation, Maclaren Energy Inc. ("Maclaren") and receives his remuneration from Maclaren. Messrs. McEwen and Clark are also employed by a subsidiary of the Corporation, Great Lakes Power Limited ("GLPL") and receive their remuneration from GLPL. The following table sets forth all compensation received by the Named Executive Officers from the Predecessor Company and its affiliates over the past three years.

SUMMARY COMPENSATION TABLE
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, 1998

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                                                      ANNUAL COMPENSATION
                                                --------------------------------
Name and Principal Position                     Year      Salary ($)   Bonus ($)
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
EDWARD C. KRESS                                 2000      142,500      40,000
Chairman and Chief Executive Officer            1999      137,500      37,500
                                                1998      131,500      37,500
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HARRY A. GOLDGUT                                2000      196,000      64,000
President and Chief Operating Officer           1999      188,000      60,000
                                                1998      152,000      48,000
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RICHARD J. LEGAULT(1)                           2000      175,000      80,000
Executive Vice-President                        1999         --          --
                                                1998         --          --
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MICHAEL R. MCEWEN                               2000      180,000      39,500
Senior Vice-President, Operations               1999      175,000      42,000
                                                1998      165,000      25,000
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COLIN L. CLARK(1)                               2000      125,000      32,500
Vice-President, Power Development               1999         --          --
                                                1998         --          --
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

(1) Mr. Legault and Mr. Clark joined the Predecessor Corporation on January 1, 2000.


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                                                  ANNUAL REPORTING ISSUER FORM 3
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The annual compensation amounts for Messrs. Kress and Goldgut are allocations from compensation paid by Brascan to these officers for services they performed for the Predecessor Company, representing in each year 50% and 80%, respectively, of their total compensation. These amounts are recoverable from the Corporation.

SUBSIDIARY'S EXECUTIVE COMPENSATION

As no remuneration is paid directly by the Corporation to its officers, the Corporation does not have a compensation committee. The Chairman and Chief Executive Officer of the Corporation, who is also the Chairman of GLPL, in conjunction with the Chief Executive Officer of GLPL, has primary responsibility for making recommendations for approval by the board of directors of GLPL with respect to the appointment of executive officers of that company. The Chairman and Chief Executive Officer, in conjunction with other board members of GLPL, also has primary responsibility for determining the review, design and competitiveness of GLPL's compensation plans.

The key components of GLPL's executive officer compensation are base salary, short-term incentive plans and retirement security. The short-term incentives are designed to provide an amount of variable compensation which is linked to individual performance.

BASE SALARIES

GLPL's policy is that base salaries should be based on individual performance, responsibility and experience to ensure that they reflect the contribution of each officer.

SHORT-TERM INCENTIVES

GLPL's short-term incentive program consists of the allocation of a bonus pool from time to time to recognize exceptional performance. For executive officers, including the Corporation's Named Executive Officers who are paid compensation by GLPL, incentive bonuses may be up to 25% of base salary.

RETIREMENT SECURITY

GLPL has registered defined benefit and defined contribution plans which provide its employees, upon their normal retirement age of 65 years, with a lifetime pension and a survivor pension of 60% of the employee's pension.

Pensions under the defined benefit plan are equal to the product of 2% of the employee's highest five-year average annual eligible earnings less 0.7% of the average of the prior three years of earnings not in excess of the Year's Maximum Pensionable Earnings, multiplied by his or her years of credited service. The pension benefit is subject to the Canada Customs and Revenue Agency maximum which is currently $1,722.22 times years of credited service. None of the Named Executive Officers participates in GLPL's defined benefit plan. The Named Executive Officers who participate in GLPL's defined contribution plan are Messrs. McEwen and Clark.

DIRECTORS' COMPENSATION

Directors of the Corporation who are not employees of the Corporation, its subsidiaries or Brascan receive an annual fee of $10,000 plus $800 for each directors' meeting and each committee meeting attended in person or $350 if attended by telephone. Committee chairs receive an annual fee of $1,000, plus $800 for each committee meeting attended in person or $350 if attended by telephone. Payments are made


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quarterly. In respect of 2000, the Predecessor Company paid $76,250 to directors in their capacities as directors of the Corporation. In addition, directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending directors' or committee meetings.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation carries insurance coverage with an annual policy limit of $10,000,000 subject to a corporate deductible of $500,000 per loss. Under this insurance coverage, the Corporation and certain of its associated companies (collectively, the "Organization") are reimbursed for payments made to directors or officers of the Organization required or permitted by law or under provisions of the by-laws of the companies within the Organization as indemnity for loss, including legal costs, arising from acts, errors or omissions done or committed by officers and directors in the course of their duties as such. This policy also provides coverage to individual directors and officers if they are not indemnified by the Organization and is subject to a deductible of $5,000 per person or a maximum deductible of $25,000 per loss. The insurance coverage for directors and officers has certain exclusions including, but not limited to, exclusions for those acts which result in personal profit or advantage to which the insureds were not legally entitled and for libel and slander, some of which exclusions are covered under other insurance policies. The aggregate premiums paid in 2000 in respect of this policy were $26,000.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at April 30, 2001, no officer, director or employee or former officer, director or employee of the Corporation or its subsidiaries is or has been indebted to the Corporation or the Predecessor Corporation or its subsidiaries (other than "routine indebtedness" under applicable Canadian securities laws) at any time since January 1, 2000.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No director or senior officer of the Corporation and, to the knowledge of the directors and senior officers of the Corporation, after reasonable inquiry, none of their respective associates nor any person who beneficially owns or exercises control or discretion over more than 10% of the outstanding Shares, has any interest in any material contract to which the Corporation is a party.

AUDITOR OF THE REPORTING ISSUER

The auditor for the Corporation is Deloitte & Touche LLP, Chartered Accountants, Toronto, Canada.


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ANNUAL REPORTING ISSUER FORM 5